The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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(Stock Code: 8282)

ANNOUNCEMENT

The Board noted today’s increases in the price and trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increases.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today’s increases in the price and trading volume of the shares of TOM Online Inc. (the “Company”) and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM Listing Rules”), neither is the board of directors of the Company (the “Board”) aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules.

Made by the order of the Board, the directors of the Company collectively and individually accept responsibility for the accuracy of this announcement.

By Order of the Board
TOM ONLINE INC.
Pessy Yu
Company Secretary

Hong Kong, 17 August 2006

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong

Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman) Ms. Angela Mak	Mr. Ma Wei Hua

Mr. Peter Schloss		Dr. Lo Ka Shui

Ms. Elaine Feng

Mr. Fan Tai	Alternate Director:

Mrs. Susan Chow

(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

* for identification purpose